UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On April 24, 2025, Rail Vision Ltd. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners, as sales agent (“A.G.P.”), pursuant to which the Company may offer and sell, from time to time through A.G.P. ordinary shares, no par value, of the Company (the “Ordinary Shares”), having an aggregate offering price of up to $11,311,750 (the “Placement Shares”).

The offer and sale of the Placement Shares will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-278645) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 12, 2024, and declared effective by the SEC on April 23, 2024, as supplemented by a prospectus supplement dated April 24, 2025, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Sales Agreement, sales of Placement Shares may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through The Nasdaq Capital Market, or any other existing trading market in the Unites States for the Company’s Ordinary Shares, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law. A.G.P. will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of the Nasdaq Capital Market to sell the Placement Shares up to the amount specified in the Sales Agreement from time to time, based upon instructions and notice from the Company, including any price, time or size limits or other customary parameters or conditions the Company may impose.

The offering of the Placement Shares pursuant to the Sales Agreement will terminate upon the earliest of (a) the termination of the Sales Agreement by A.G.P. or the Company, as permitted therein, or (b) the expiration of the Registration Statement. The Company will pay A.G.P. a fixed commission rate in cash equal to 3.0% of the aggregate gross proceeds from each sale of the Placement Shares sold pursuant to the Sales Agreement and has agreed to provide A.G.P. with customary indemnification and contribution rights, as described in the Sales Agreement.

The Company will also reimburse A.G.P. for certain specified expenses in connection with entering into the Sales Agreement. The Sales Agreement contains customary representations and warranties and conditions to the sale of the Placement Shares pursuant thereto.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference. A copy of the opinion of Shibolet & Co. relating to the offer and sale of the Placement Shares is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the Placement Shares discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

As previously disclosed, on October 7, 2024, the Company entered into a standby equity purchase agreement with YA II PN, LTD., as amended on February 26, 2025, and filed a prospectus supplement, as amended, covering the offering of up to a maximum aggregate offering price of $30,000,000 of the Company’s Ordinary Shares (the “SEPA Facility”). Effective as of the date hereof, the Company has reduced the maximum aggregate offering price registered under the SEPA Facility to zero. As of the date hereof, 22,210,892 Ordinary Shares have been offered or sold under the SEPA Facility.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271068, 333-272933, 333-276869, 333-277963 and 333-278645) and Form S-8 (File Nos. 333-265968, 333-281329 and 333-286652), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Shibolet & Co.
10.1	Sales Agreement, dated April 24, 2025, between Rail Vision Ltd. and A.G.P./Alliance Global Partners
23.1	Consent of Shibolet & Co. (including in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: April 24, 2025	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer